ChinaEdu Corporation Announces Structural Management Changes Including the Appointment of Shawn Ding as Chief Executive Officer

BEIJING, January 11, 2012 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online educational services provider in China, today announced changes to the management structure of the company. Mr. Shawn Ding, president and chief operating officer will resign from that role to become chief executive officer, effective immediately. Former chief executive officer and chairman of the board of directors, Ms. Julia Huang, will maintain her role as the chairpman of the board of directors and will continue to work full time for the company as executive chairpman.

With Shawn Ding’s appointment as chief executive officer, he will take on greater responsibility for ChinaEdu’s core online degree programs, building on his experience leading those programs over the past decade. Julia Huang will continue to oversee the day-to-day management of other areas of the business including ChinaEdu’s 101 Online School (K-12 online after-school programs) and international programs. She will also focus on further developing the Company’s corporate governance structure and deepening corporate culture. Additionally, she will continue to work with Simon Mei, ChinaEdu’s chief financial officer, on strategic financial management.

Shawn Ding commented, “I am pleased to accept this new role and expand my work with our outstanding management team and employees to capitalize on the tremendous opportunities in the Chinese educational services industry. I look forward to Julia’s continued involvement as we enter this next exciting chapter. In particular, I intend to dedicate myself to improved profitability in each of our learning centers and to the expansion of our core online degree programs. Julia and I intend to bring renewed energy to our roles to realize success for our Company and shareholders.”

Julia Huang added “Since our decision to become a public company in 2007, I have shared the responsibility of leadership with Shawn Ding. Hand-in-hand, we have drawn on our diverse backgrounds and talents to see ChinaEdu thrive. Shawn is well-positioned to guide ChinaEdu through its next phase of growth, bringing the Company to its full potential. It is with great pleasure that I welcome Shawn into the role of chief executive officer”.

Shawn Ding joined ChinaEdu in July 2001 as chief technology officer and has served as director, president and chief operating officer since December 2004. Before joining ChinaEdu, Mr. Ding held various technology development and management positions in the U.S. between 1992-2001, including the role of chief technology officer at Infostream Technologies Inc., director of Internet Development at Automatic Data Processing, Inc. and director of System Development at Prudential Insurance Company of America. Mr. Ding received a bachelor’s degree in Environmental Science from Beijing University and a bachelor’s degree in Computer Science from Rutgers University. He also received a master’s degree in Computer Science from the New Jersey Institute of Technology.

About ChinaEdu

ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 19 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 21 universities through nationwide learning center network.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.  Among other things, the quotations from management in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1 and its annual report on Form 20-F. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net